
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Republic Restoratives LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   District Of Columbia

   Date of organization
   October 29, 2013

Physical address of issuer
1369 New York Avenue, NE, Washington, DC 20002

Website of issuer
http://republicrestoratives.com/

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,808,510	$1,633,216
Cash & Cash Equivalents	$135,826	$979,242
Accounts Receivable	$0.00	$0.00
Short-term Debt	$33,529	$32,000
Long-term Debt	$2,060,358	$1,588,819
Revenues/Sales	$443,001.00	$0.00
Cost of Goods Sold	$178,568.00	$0.00
Taxes Paid	$8,173.00	$0.00
Net Income	-$185,531.00	-$277,547

April 30, 2017

FORM C-AR

Republic Restoratives LLC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Republic Restoratives LLC, a District Of Columbia limited liability company (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Republic Restoratives LLC (the "Company") is a District Of Columbia Limited Liability Company, formed on October 29, 2013. The Company was formerly known as Ivy City Partners LLC.

The Company is located at 1369 New York Avenue, NE, Washington, DC 20002.

The Company's website is http://republicrestoratives.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business Plan
We manufacture craft spirits in the heart of Washington, DC. When possible, we utilize quality locally sourced materials. Our business model relies on the continued growth and success of the small batch spirits movement and the underlying desire for people to know where there spirits are made and by whom.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of District Of Columbia on October 29, 2013. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to various business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We

anticipate that our operating expenses will increase for the near future. We have not been profitable and there can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations.
We are reliant upon the decisions of our management with regards to business decisions and strategy. The failure of our management to make proper or prudent business decisions will have a negative effect on our results of operations.

The development and commercialization of our craft spirits is highly competitive.
The craft spirit industry is large and highly developed. We will face competition from both local distillers as well as many national and international brands. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in creating and marketing distilled spirits and thus may be better equipped than us. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may offer new products.
There are substantial risks and uncertainties associated with creating, producing and marketing new products in the distilled spirit market, particularly in instances where the markets are saturated with competitive products. In developing and marketing new products, we may invest significant time and resources. Initial timetables for the introduction and development of new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to governmental regulations affecting distilleries and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting room is subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Sales of a limited number of products contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing products or that any of our future products will be accepted in the market. Any inability on our part to stay current with beverage and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among spirit products;
• changes in consumer drinking habits, including trends away from certain categories,
• changes in consumer perception about trendy spirits products;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding spirit products or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and
• new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The sale of alcoholic beverages subjects us to additional regulations and potential liability.
Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our facility is located. Alcoholic beverage control regulations require applications to state authorities. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment could also cause our compliance costs to increase and adversely affect our business and results of operations.

We are dependent upon our Principals.
The success of our business relies upon the continued involvement and leadership of our principals, Pia Carusone and Rachel Gardner.   If either Ms. Carusone or Gardner were to become disassociated with the Company, the Company and its business success would be affected.

Risks Related to the Securities

The Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Promissory Notes may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Promissory Notes. Because the Promissory Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Promissory Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Promissory Notes may also adversely affect the price that you might be able to obtain for the Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
The Company is currently owned by two owners who each own 50% of the equity ownership interests in the Company. Subject to any fiduciary duties owed to our other owners or investors under District Of Columbia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Promissory Notes will be effectively subordinate to any of our debt that is secured.
The Promissory Note will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured

debt, if any, our assets that secure debt will be available to pay obligations on the Promissory Notes only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Promissory Notes then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Promissory Note when it comes due.
We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your Promissory Note may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Promissory Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Promissory Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Promissory Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Promissory Notes will not permit the holders of the Promissory Notes to require us to repay the obligations the Promissory Notes in the event of a takeover, recapitalization or similar transaction.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Promissory Notes.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Promissory Notes will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Promissory Notes would severely negatively impact your investment in the Promissory Notes.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, managers or employees of the Company. You will not have the right or power to take part in the management of the company and will not be represented on the board of managers of the Company. Accordingly, no person should purchase a Promissory Note unless he or she is willing to entrust all aspects of management to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
We manufacture craft spirits in Washington, D.C. When possible, we utilize quality, locally-sourced materials. The business model relies on the continued growth and success of the small batch spirits movement and the underlying desire for people to know where there spirits are made and by whom.

Business Plan
The Company's first product, CIVIC vodka, is distilled exclusively from North American corn and is finished using a proprietary charcoal-polish process for a crisp, clean finish. CIVIC is produced and bottled in Washington, D.C, and is distributed to numerous local restaurants, bars, and bottle shops. In the near term, we plan to expand distribution into Maryland and Virginia, and expect to expand to more states in the future. Additionally, we plan on producing more spirits, including, but not limited to, bourbon, brandy, flavored liquor, rye, and gin.

History of the Business
The Company was founded in 2014 by Pia Carusone and Rachel Gardner. The purpose of the Company is to own and operate a distillery in Washington, D. C.

The Company's Products and/or Services

Product / Service	Description	Current Market
CIVIC Vodka	A smooth, light finishing, corn-based vodka.	Washington, D.C.
Ivy Room	A tasting room and cocktail bar located at the Republic Restoratives distillery	Washington, D.C.

The Company plans to release their first whiskey, Borough Bourbon, in Q4 2016. The next few anticipated products will include an apple brandy, a coffee liquor and a rye.

The Company is self-distributing in the Washington D.C. Varying state laws will mandate that the Company sign with a local distributor for distribution in other states such as Virginia and Maryland, and further states where they plan to distribute their products.

Competition

The Company faces competition from both large alcoholic beverage producers and smaller boutique distilleries. Company's primary competitors in its market are Tito's and Bulliet.

We are a very new company and we understand that it will take time to strongly compete with our competitors and the companies listed above. The point is this: the more people that are asking for and drinking craft spirits the better. We don't see our fellow craft producers as competition, we see them as part of the same team.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.

We currently distribute our product to local bars, restaurants and bottle shops within the Washington D.C., Virginia and Maryland. In addition, we cater to local consumers interested in craft spirts and craft cocktails at the Ivy Room, a craft cocktail and tasting room located at the distillery.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5029927		Republic Restoratives		August 31, 2016	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Alcohol and Tobacco Trade Bureau	Distilled Spirit Plan license	Right to manufacturer spirits	

While we are constantly experimenting and creating custom craft spirits, we do not allocate a specific part of our operating budget to research and development costs for those products. Testing new products usually occurs in small batches, which does not significantly impact our financial situation.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1369 New York Ave, NE Washington, DC 20002	Lease	10 year lease with a 10 year option

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the production and sale of alcohol. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. We are currently in compliance with all necessary laws and regulations and have all the required permits to continue our operations in Washington D.C.

Litigation
None

Other
The Company's principal address is 1369 New York Avenue, NE, Washington, DC 20002

The Company's telephone number is 518-441-6177

The Company has the following additional addresses:

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Pia Carusone, Co-Founder
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner, Republic Restoratives, 2014 - Present

Education
Bard College, BA

Name
Rachel Gardner, Co-Founder

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner, Republic Restoratives, 2014 - Present

Education
Mills College, BA Presidio School of Management, MBA

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Board of Directors/Managers/Managing Member
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Board of Directors/Managers/Managing Member
Determination of business strategy	Board of Directors/Managers/Managing Member
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to District Of Columbia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 14 employees in Washington D.C., United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	
Common Membership Interests	Held by members
Voting Rights	Held by members
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes being offered	Not Applicable
Percentage ownership of the company by holders of the Common Membership Interests (assuming conversion if convertible securities)	85 %

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Thomas Gardener
Amount outstanding	$200,000.00
Interest rate and payment schedule	A simple interest rate of .66% per annum, payable in annual installments of $610.00.
Amortization schedule	The Principal shall be paid in its entirety at the Maturity Date.
Describe any collateral or security	
Maturity date	August 31, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Note holders
Amount outstanding	$1,226,500.00
Interest rate and payment schedule	6% per annum
Amortization schedule	

Describe any collateral or security	
Maturity date	June 30, 2018
Other material terms	In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $2,000,000, exclusive of the conversion of the Notes and any other outstanding convertible indebtedness of the Company (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at Applicable Conversion Price and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then at the Maturity Date, the outstanding principal balance of, and any unpaid accrued interest under, this Note shall be converted into common units of the Company at a price per unit equal to the lesser of (x) 83% of the Fair Market Value of the common units and (y) the Capped Unit Price applicable on the date immediately prior to such conversion. Definitions: "Applicable Conversion Price" will mean the price per unit equal to the lesser of (i) 83% of the lowest price per unit paid by the purchasers of Equity Securities in the Qualified Financing, and (ii) the Capped Unit Price immediately prior to the closing of such Qualified Financing. "Capped Unit Price" will mean, at any given time, a price per unit rounded to the fourth decimal place equal the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Units. "Valuation Cap" will mean $8,000,000.

Type of debt	Bank loan
Name of creditor	Eagle Bank
Amount outstanding	$600,000.00

Interest rate and payment schedule	Beginning January 4, 2016, 18 monthly consecutive interest payments, with interest calculated on the unpaid principal balances using an interest rate of 5%, followed by: 41 monthly consecutive principal and interest payments of $8,501.01 each, beginning July 4, 2017, with interest calculated on the unpaid principal balances using an interest rate of 5%; and one principal and interest payment of $335,037.23 on December 4, 2020, with the interest calculated on the unpaid principal balances using an interest rate of 5%. The estimated final payment is based on the assumption that all payments will be made exactly as scheduled.
Amortization schedule	
Describe any collateral or security	
Maturity date	December 4, 2020
Other material terms	

Following the Offering, the total amount of outstanding indebtedness of the Company will be 2101500.0 if the Minimum Amount is raised and 2326500.0 if the Maximum Amount is raised.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$1,226,500.00	Working capital.	June 30, 2015	

Ownership

The Company is owned by a two people. Those people are Pia Carusone and Rachel Gardner.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Pia Carusone	50.0%

Rachel Gardner	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

Our prior earnings and cash flows are not indicative of future earnings and cash flows because we were not in active operation until this current fiscal year (2016). Distilling and aging spirits requires a longer lead time that other food & beverage products so the business is not expected to be profitable until Year 5 according to our projections. By the time this funding is received we will still be in Year 1 of operations.

The Company currently requires $31,000 on average a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have $175K in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are necessary to the operations of the Company.

At only 6 months into operations we require additional capital as we continue to developed additional planned product offerings and expand our customer base.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:
Virtually all expenditures from the LLC's formation in 2013 until the start of operation in spring 2016 were for capital expenses involved in establishing the Company, building out the distillery, and purchasing equipment and fixtures.

The Company does not intend to make any additional material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Tom Gardener
Relationship to the Company	Father of co-founder Rachel Gardener
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Repayment of loan with interest as outlined in promissory note
Benefits or compensation received by Company	Loan
Description of the transaction	Loan

Securities

Related Person/Entity	John Carusone, III
Relationship to the Company	Brother of co-founder Pia Carusone
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	The same as all other investors in that class as per terms of note.
Benefits or compensation received by Company	50,000
Description of the transaction	Convertible note

Conflicts of Interest

The Company has not engaged in transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Pia Carusone
_____
(Signature)

Pia Carusone
_____
(Issuer)

Owner
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Pia Carusone
_____
(Signature)

Pia Carusone
_____
(Name)

Owner
_____
(Title)

04/30/2017
_____
(Date)

EXHIBITS

Exhibit A Financial Statements

EXHIBIT A
Financial Statements

Republic Restoratives

BALANCE SHEET

As of December 31, 2016

	TOTAL	
	AS OF DEC 31, 2016	AS OF DEC 31, 2015 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand	177.96	
Eagle Bank - Checking	128,675.47	52,558.38
Eagle Bank - Money Market	6,972.81	926,683.90
Total Bank Accounts	**$135,826.24**	**$979,242.28**
Accounts Receivable		
Accounts Receivable	28,557.50	
Square Receivable	4,972.21	
Total Accounts Receivable	**33,529.71**	
Total Accounts Receivable	**$33,529.71**	**$0.00**
Other Current Assets		
Undeposited Funds	0.00	
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$169,355.95**	**$979,242.28**
Fixed Assets		
Accumulated Depreciation	-60,269.06	-60,269.06
Bar Fixtures & Furniture	64,087.59	
Computer Equipment	6,893.14	707.65
Distillery Fixtures	60,906.74	39,028.42
Leasehold Improvements	1,501,222.82	522,956.26
Production Capital Equipment	9,528.00	
Website	14,743.60	4,405.00
Total Fixed Assets	**$1,597,112.83**	**$506,828.27**
Other Assets		
Security Deposits	21,411.00	
Start Up Costs	20,630.95	20,630.95
Total Other Assets	**$42,041.95**	**$20,630.95**
TOTAL ASSETS	**$1,808,510.73**	**$1,506,701.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	13,410.76	32,000.00
Total Accounts Payable	**$13,410.76**	**$32,000.00**
Credit Cards		
Credit Card	15,700.03	
Total Credit Cards	**$15,700.03**	**$0.00**
Other Current Liabilities		
DC Sales Tax Payable	10,423.97	

	TOTAL	
	AS OF DEC 31, 2016	AS OF DEC 31, 2015 (PY)
Deferred Revenue	0.00	103,772.19
Event Deposits - Refundable	0.00	
Payroll Clearing	0.00	0.00
Working Capital Loan - Eagle Bank	533,858.00	
Working Capital Loan - Tom Gardener	300,000.00	300,000.00
Total Other Current Liabilities	**$844,281.97**	**$403,772.19**
Total Current Liabilities	**$873,392.76**	**$435,772.19**
Total Liabilities	**$873,392.76**	**$435,772.19**
Equity		
Total Equity	**$935,117.97**	**$1,070,929.31**
TOTAL LIABILITIES AND EQUITY	**$1,808,510.73**	**$1,506,701.50**

Republic Restoratives

PROFIT AND LOSS
January - December 2016

	TOTAL	
	JAN - DEC 2016	JAN - DEC 2015 (PY)
INCOME		
Contract Distilling		34,296.95
Discounts	-9,241.06	
Ivy Room	1,317.40	
Cocktails	111,266.38	
Event - Bar Tab	33,418.19	
Event - Space Rental	9,693.00	
Merchandise	9,939.03	
Tours	12,752.00	
Total Ivy Room	**178,386.00**	
Miscellaneous Income	103,872.19	
Sales Ivy Room Bottles		
Ivy Room - Borough	23,637.00	
Ivy Room - Civic	34,347.00	
Total Sales Ivy Room Bottles	**57,984.00**	
Sales Off-Premise Bottles		
Off-Premise - Borough	29,418.50	
Off-Premise - Civic	37,005.00	
Total Sales Off-Premise Bottles	**66,423.50**	
Sales Off-Site Events (deleted)		
Off Site - Civic (deleted)	5,048.50	
Total Sales Off-Site Events (deleted)	**5,048.50**	
Sales On-Premise Bottles		
On-Premise - Borough	1,686.00	
On-Premise - Civic	38,842.50	
Total Sales On-Premise Bottles	**40,528.50**	
Square Income	0.00	
Total Income	**$443,001.63**	**$34,296.95**
COST OF GOODS SOLD		
Bar Inputs	21,331.13	
Barrels	26,035.62	
Bottles, Caps, Labels	56,984.83	25,209.00
Bulk Spirit	42,036.20	
Contract Distilling Expense	1,168.50	24,512.50
Grain Purchases	5,128.21	214.98
Merchandise for Resale	19,617.34	
Packing and Shipping Materials	3,274.64	
Shipping, Freight & Delivery	1,393.79	
Tax		
DC Sales Tax	538.95	
Federal Excise Tax	7,634.25	
Total Tax	**8,173.20**	

	TOTAL	
	JAN - DEC 2016	JAN - DEC 2015 (PY)
Yeast & Chemicals Purchases	1,597.89	
Total Cost of Goods Sold	**$186,741.35**	**$49,936.48**
GROSS PROFIT	**$256,260.28**	**$ -15,639.53**
EXPENSES		
Bad Debts		2,000.00
Bar & Event Expenses		
Bar & Event Supplies	2,523.77	
Bar Management	9,638.84	
Credit Card Processing		
QuickBooks Payments Fees	313.48	
Square Fees	6,963.18	
Total Credit Card Processing	**7,276.66**	
Total Bar & Event Expenses	**19,439.27**	
Bonds & Licenses	8,765.43	64.00
Building Maintence		
Cleaner	460.73	
Garbage	840.00	
Maintenance	4,052.40	
Security	2,713.41	
Total Building Maintence	**8,066.54**	
Corporate Insurance	21,900.34	5,171.00
Cost of Labor		
Employee Fringe		
Employer FICA Exp	13,597.69	921.16
Professional Development	1,485.25	250.00
Total Employee Fringe	**15,082.94**	**1,171.16**
Employee Salaries	124,786.45	8,333.34
Total Cost of Labor	**139,869.39**	**9,504.50**
DC Corporate Tax	0.00	
General & Administrative	1,217.17	1,345.85
Bank Fees	426.36	4,596.31
Dues and Subscriptions	3,675.00	320.00
Meeting Expenses	2,744.01	
Payroll Fees	760.00	
Total General & Administrative	**8,822.54**	**6,262.16**
Guaranteed Payments - PDC		1,724.63
Interest Paid	11,637.31	500.00
Investment Management		907.00
Legal	2,723.13	12,160.00
Stewardship		151.67
Total Investment Management	**2,723.13**	**13,218.67**
Lab		
Lab Supplies	379.81	626.90
Research		10.00
Total Lab	**379.81**	**636.90**
Marketing	698.28	
Advertising	840.59	

	TOTAL	
	JAN - DEC 2016	JAN - DEC 2015 (PY)
Brand Ambassador - Labor	3,991.50	111.38
Brand Ambassador - Materials	1,783.20	
Professional Fees - Marketing	17,448.33	64,983.24
Promotional & Charitable Events	19,979.91	
Promotional Materials	11,063.70	
Total Marketing	**55,805.51**	**65,094.62**
Office		39.60
Computer Hardware	1,666.43	
Computer Software	3,240.82	567.86
Office Supplies	3,995.26	68.45
Total Office	**8,902.51**	**675.91**
Postage/Shipping	774.72	207.60
Printing & Reproduction (deleted)		20.29
Production Equipment & Supplies	3,365.12	
Professional Fees		
Accounting/Bookkeeping	4,113.50	1,218.75
General Consulting	28,310.00	24,227.87
IT	518.00	
Legal	5,022.00	5,275.50
Total Professional Fees	**37,963.50**	**30,722.12**
Rent	86,665.07	55,348.52
Temporary Staff	360.00	
Tips Paid Out	-2,444.02	
Travel & Entertainment		
Entertainment Meals	972.84	2,302.08
Travel	16,262.31	1,749.06
Total Travel & Entertainment	**17,235.15**	**4,051.14**
Utilities		
Electric	5,895.01	
Gas	2,260.88	
Telephone & Internet	3,693.21	
Total Utilities	**11,849.10**	
Total Expenses	**$442,080.42**	**$195,202.06**
NET OPERATING INCOME	$ -185,820.14	$ -210,841.59
OTHER INCOME		
Interest Earned	288.91	1,917.90
Total Other Income	**$288.91**	**$1,917.90**
OTHER EXPENSES		
Depreciation Expense		60,269.06
Reconciliation Discrepancies	0.00	
Total Other Expenses	**$0.00**	**$60,269.06**
NET OTHER INCOME	**$288.91**	**$ -58,351.16**
NET INCOME	**$ -185,531.23**	**$ -269,192.75**